HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                  harttrinen@aol.com
Will Hart                                                        (303) 839-0061
Fax: (303) 839-5414


                                February 20, 2020


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re:   CEL-SCI Corporation
           Post-Effective Amendment No. 1 to Registration Statement on Form S-1 File No. 333-233379


     This office represents CEL-SCI Corporation (the "Company"). On behalf of the Company, we request that the above-captioned Post-Effective Amendment No. 1 to registration statement 333-233379 be withdrawn. The reason for this request is that the Post-Effective Amendment was filed in error.

     No securities were sold by means of the Post-Effective Amendment No. 1 to the registration statement.

                                     Very Truly Yours,

                                     HART & HART, LLC

                                     /s/ William T. Hart

                                     William T. Hart







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